Johnson Controls International plc
Conflict Minerals Report
For the Calendar Year Ended December 31, 2019
I. Background

This is the Conflict Minerals Report (“Report”) of Johnson Controls International plc for calendar year 2019 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). As used in this Report, and except where the context otherwise requires, the "Company", "Johnson Controls", “we” and “our” refer to Johnson Controls International plc and its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

The term “conflict mineral” is defined to include cassiterite, columbite-tantalite, gold, and wolframite and their derivatives, including tantalum, tin and tungsten (“3TG”), regardless of their source.

The term "Covered Countries" is defined as the Democratic Republic of the Congo (the “DRC”) and the countries adjoining the Democratic Republic of the Congo.

II. Company Overview

Johnson Controls is a global diversified technology and multi industrial leader serving a wide range of customers in more than 150 countries. We create intelligent buildings, efficient energy solutions and integrated infrastructure that work seamlessly together to deliver on the promise of smart cities and communities. Our commitment to sustainability dates back to our roots in 1885, with the invention of the first electric room thermostat. We are committed to helping our customers win everywhere, every day and creating greater value for all of our stakeholders through our strategic focus on buildings. Additional information about the Company and its core businesses may be obtained by accessing Johnson Controls’ corporate website at: www.johnsoncontrols.com. A copy of this Report can be found at: http://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

III. Product Overview

During calendar 2019, the Company’s products and services were offered by two business platforms with operations throughout the world: Building Technologies & Solutions, and until April 30, 2019, Power Solutions.

The Building Technologies & Solutions ("Buildings") business is a global leader in engineering, developing, manufacturing and installing building products and systems around the world, including heating, ventilation, and air-conditioning (HVAC) equipment, HVAC controls, energy-management systems, security systems, fire detection systems and fire suppression solutions. The Buildings business further serves customers by providing technical services (in the HVAC, security and fire-protection space), energy-management consulting and data-driven solutions via its data-enabled business. Finally, the Company has a strong presence in the North American residential air conditioning and heating systems market and is a global market leader in industrial refrigeration products.

The Power Solutions business is a leading global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company served both automotive original equipment manufacturers ("OEMs") and the general vehicle battery aftermarket. The Company also supplied advanced battery technologies to power start-stop, hybrid and electric vehicles. On April 30, 2019, the Company sold its Power Solutions business to BCP Acquisition LLC, a Delaware limited liability company. As a result, as of April 30, 2019, the Company no longer operates the Power Solutions business.

IV. Supply Chain Description

The Company is committed to the responsible sourcing of conflict minerals according to the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing initiative (“CFSI”). Founded in 2008 by members of the Responsible Business Alliance and the Global e-Sustainability Initiative, the RMI has grown into one of the most utilized and respected resources for companies from a range of industries addressing responsible mineral sourcing issues in their supply chains.

The Company encourages its suppliers to source from smelters or refiners that follow the Responsible Minerals Assurance Process assessment protocols.

As a large multinational company, Johnson Controls has a complex, multi-tiered supply chain. The products that the Company manufactures are typically highly engineered, complex and contain thousands of parts from a vast network of globally dispersed suppliers.

As a downstream consumer with many tiers in its supply chain, Johnson Controls generally does not have a direct relationship with smelters and refiners. Thus, the Company must rely on its direct suppliers to provide information on the origin of any conflict minerals contained in the components and parts supplied to it.

V. Reasonable Country of Original Inquiry

A.Process Summary

The Company’s Reasonable Country of Origin Inquiry (“RCOI”) for calendar year 2019 was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries, or are from recycled or scrap sources. The Company established a system of controls designed to promote transparency over the conflict minerals in its supply chain. The Company identified suppliers that were considered in-scope and subject to the RCOI (“In-Scope Suppliers”). Through communications with these suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in products supplied to Johnson Controls.

Due to the complexity of the Company’s supply chain, the Company relied on its first tier suppliers to provide information on the origin of conflict minerals potentially present in components and parts. The Company gathers information from its suppliers regarding conflict minerals annually. The Company sends the RMI Conflict Minerals Reporting Template or a Supplier Substances Declaration form referred to herein collectively as the “Survey” or “Surveys” to In-Scope Suppliers to gather information on the chain of custody of the conflict minerals potentially included in the Company’s products. During 2019, depending on the business, the Company focused on the following: high-spend suppliers, suppliers delivering a significant number of different parts or suppliers delivering products with a high potential of having 3TG present in materials provided to the Company.

The Company elected to utilize, the Surveys, as well as tracking tools to facilitate its RCOI. The questions on the Surveys included, but were not limited to, the use of conflict minerals and their necessity to product functionality or production, the origin of such conflict minerals, and whether smelters have been validated as RMI compliant. The Company communicated with In-Scope Suppliers, notifying them of the RCOI, the Company’s expectations of its suppliers, and provided instructions to assist with the completion of the Surveys. In addition to the RCOI efforts described above, the Company undertook the following measures to determine mine or country of origin:

•The Company considered the following supply base categories as in-scope for RCOI purposes: manufactured products and, products contracted to be manufactured.
•The Company provided explanations and training to the majority of its suppliers regarding the relevant requirements of the Rule and its obligations under the Rule, and reiterated the Company’s expectation that suppliers cooperate to support the Company’s conflict minerals compliance efforts. Refer to the “Supplier Engagement and Training” section of this report for more information.
•The Company required each supplier deemed to be in-scope to provide information regarding the use of conflict minerals from their suppliers, who in turn, were expected and encouraged to solicit that information from their next tier of suppliers.
•The responses received from the Company’s In-Scope Suppliers about the country of origin of any conflict minerals necessary to functionality or production were reviewed for reasonableness and followed up as necessary.

B.RCOI Results

There were 4,026 In-Scope Suppliers for calendar year 2019, which represented 36% of the Company’s total direct suppliers. During 2019 the Company sent communications to 100% of its In-Scope Suppliers, notifying them of the RCOI.

Of the In-Scope Suppliers surveyed, the overall response rate was 67%, including 2,073 responses that were received and accepted (representing 51% of the suppliers surveyed). The Company considers a response as received and accepted when a completed Survey has been returned to the Company and the Survey has been validated as accurate by the Company’s Compliance Specialists. Below are the received RCOI survey results:

RCOI Survey Results
No 3TG	77%
Acknowledged 3TG Sourced from DRC (Covered Countries)	10%
Acknowledged 3TG Not Sourced from DRC	7%
3TG Origin Uncertain or Unknown	6%

C.Improvement Measures to Be Taken

The Company continues to look for ways to improve its processes and to mitigate any risk that conflict minerals in its products could benefit armed groups in the Covered Countries. Specifically, the Company is undertaking, and will continue to undertake, the following steps:

•Engage with those suppliers that have not responded to the Company’s request for conflict minerals information;
•Reconsider supply arrangements and potentially implement remedies available to the Company for suppliers that refuse to cooperate with the Company’s compliance efforts or do not conduct conflict-free sourcing from Covered Countries; and
•Continue training initiatives to increase the level of awareness within Johnson Controls and at its suppliers.
•Continue to follow up with identified non-conformant smelters conducting business with in-scope suppliers to achieve conformant status and participate in the Responsible Minerals Assurance Process.

VI. Conflict Minerals Due Diligence

A. Compliance Framework

Framework Design and Overview

The Company designed a compliance framework that conforms to the primary principles of the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) Guidance. The Company’s compliance framework included the following elements: 1) establish strong company management systems; 2) identify and assess risk in the supply chain; 3) design and implement a strategy to respond to identified risks; 4) access and use independent third-party audit of smelters’/refiners’ due diligence practices; and 5) report annually on supply chain due diligence.

1.Establish Strong Company Management Systems

Conflict Minerals Policy

The Company is committed to the responsible sourcing of conflict minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries. Among other things, the Company’s corporate policy expresses that it continues to promote and encourage its suppliers to conduct conflict-free sourcing from the Covered Countries, and to use responsible sourcing practices. The Company expects its suppliers to conduct due diligence on their respective supply chains and to assist the Company with compliance with these rules. To the extent that a supplier refuses to cooperate with the Company’s compliance efforts or does not conduct conflict-free sourcing from the Covered Countries, we may reconsider our supply arrangement and implement available remedies. The Company’s Conflict Minerals Policy Statement is publicly available on the Company’s website at http://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

Internal Management System

The Company maintains an internal management system, where senior management, having the necessary expertise, knowledge and experience, oversees the supply chain country of origin inquiries and due diligence process. The Company continues to seek ways to address risk in its supply chain process through initiatives that often involve stakeholder engagement.

The Company maintains a Conflict Minerals Executive Steering Committee (“Steering Committee”) comprised of leaders from Procurement and Legal, with advisory support from Internal Audit. The Steering Committee oversees and supports the Company’s conflict minerals compliance. The Steering Committee meets periodically to monitor compliance with the reporting requirements of the Rule.

System of Controls and Transparency

Due to the complexity of the Company’s supply chain, the Company relies on its first tier suppliers to provide information on the origin of conflict minerals potentially present in materials supplied to the Company. The Company’s RCOI and due diligence processes are designed to gather information on the chain of custody of the necessary conflict minerals potentially included in the Company’s products.

Supplier Engagement and Training

The Company made available to all of its In-Scope Suppliers Conflict Minerals training materials that summarize the relevant requirements of the Rule, the Company’s obligations under the Rule, and reiterates the Company’s expectation that its suppliers cooperate to support conflict minerals compliance efforts.

The Company also provides the In-Scope Suppliers with instructions for responding to the survey and the Company’s Compliance Specialists have scripts to help explain the Company’s requests, and the reason behind the requests.

The Company publicly shares its position statement on conflict minerals through its Conflict Minerals Policy Statement. In addition, as Johnson Controls renews or enters into new agreements with suppliers with products that may contain Conflict Minerals, the Company includes a conflict minerals compliance provision.

Internal Training

The Company has training designed to increase employee awareness and education about the relevant requirements of the Rule, Johnson Controls’ obligations under the Rule, and the processes the Company uses to evaluate and respond to the risk of conflict minerals in our supply chain.

Records Management

The Company retains relevant conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

Grievance Mechanism

The Company maintains a web- and telephone-based, 24-hour Integrity Helpline (http://www.johnsoncontrols.com/corporate-sustainability/governance), providing any interested party with a confidential reporting mechanism to communicate concerns regarding the Company’s supply chain or other matters. Our internal specialists track information relative to Conflict Minerals via this mechanism.

2.Identify and Assess Risk in the Supply Chain

The Company’s RCOI was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries, or were from recycled or scrap sources. Through communications with these suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in products supplied to Johnson Controls.

3.Design and Implement a Strategy to Respond to Identified Risks

Johnson Controls has established due diligence guidelines to be followed if the Company identifies a risk or red flag that a supplier sourced conflict minerals from the Covered Countries through a review of the received Survey.

4.Utilize Independent Third-Party Audit of Smelters’/Refiners’ Due Diligence Practices
The Company encourages its suppliers to source from smelters or refiners that are in compliance with the Responsible Minerals Assurance Process assessment protocols.

The Company is a downstream consumer of conflict minerals and is many steps removed from the mining of conflict minerals. The Company does not purchase raw ore or unrefined conflict minerals, and, to the best of its knowledge, conducts no purchasing activities directly in the Covered Countries.

5.Report Annually on Supply Chain Due Diligence

This Report (and the related Form SD) was filed with the SEC and is available on the Company’s website at: http://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

B. Due Diligence Results

The RCOI, including the use of the Surveys, and the Company’s due diligence efforts described above were designed to provide the Company with information on the smelters and refiners that the In-Scope Suppliers, and their suppliers, used to process conflict minerals in the products supplied to Johnson Controls. The Company must rely on responses from the suppliers in order to determine the facilities used to process conflict minerals. Similar to the Company, suppliers generally do not have a direct relationship with the facilities used to process conflict minerals; therefore, some suppliers responded that they were unable to provide smelter and refinery information at this time. Accordingly, the Company does not know as of this reporting period all the facilities used to process, or the country of origin of, all the conflict minerals included in its products.

Based on a review of the received and accepted responses, 10% of the suppliers acknowledged that they sourced 3TG from the Covered Countries. Approximately 42% of those suppliers indicated that they only sourced from smelters that the RMI identifies as DRC conflict free. None of the responses acknowledged that 3TG was sourced from smelters/mines that financed or benefited armed groups. For the remaining 58%, the suppliers were not able to determine if the 3TG had been sourced from DRC smelters/mines financing or benefiting armed groups.

Additionally, approximately 5% (96 suppliers) of In-Scope Suppliers indicated possible sourcing from non-conformant smelters. However, none of the follow-up responses confirmed if the minerals sourced from these smelters were present in the supplied products to the Company.

C. Risk Mitigation Measures

In order to mitigate risk related to conflict minerals in Johnson Controls’ supply chain, the Company’s current processes and procedures include:

•Comparison of supplier responses to the RMI Smelter database to confirm the accuracy of supplier responses; and disclosed smelters.
•The Company’s global terms and conditions of purchase to require suppliers to disclose to the Company, in writing, the content and the origin of the conflict minerals in the materials and/or products they provide to the Company.

In order to further mitigate the risk that conflict minerals in the supply chain benefited armed groups in the Covered Countries and to identify the origin of those minerals, the Company will continue to initiate efforts to strengthen the response rate and the completeness of the surveys:

•By continuing to incentivize suppliers tracked with our performance scorecards to disclose to the Company the origin of the conflict minerals in the materials and/or products they provide to the Company;
•By directing suppliers to its corporate policy with respect to the sourcing of conflict minerals; and
•By following up with suppliers who indicated that they might be sourcing conflict minerals from the Covered Countries
•Requesting suppliers removing non-conformant smelters from their supply chain and to obtain minerals from smelters which are compliant according to the Responsible Minerals Assurance Process.

VII. Determination

At this time, for calendar year 2019, the Company is unable to determine the mine or country of origin of all of its necessary conflict minerals or the facilities used to process conflict minerals in its supply chain or if the minerals sourced from non-conformant smelters were present in the supplied products to the Company due to either a lack of survey responses, inconclusive survey responses, or lack of follow-up responses to communications addressing non-conformant smelters from its In-Scope Suppliers. As such, the Company is currently unable to determine whether or not its products manufactured in the 2019 calendar year, have been found to be free of necessary conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries.

This Report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance. Johnson Controls assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect Johnson Control’s future determinations under the Rule.